September 20, 2007
Mr. Robert S. Littlepage, Jr. Accounting Branch Chief Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549
Re:	PhotoWorks, Inc.--Response to Comment Letter re Form 8-K

Commission File No. 000-15338

Dear Mr. Littlepage:

We are in receipt of the staff’s comment letter dated September 18, 2007 with respect to registrant’s Form 8-K filed September 11, 2007. Registrant filed today a Form 8-K/A adding the disclosure requested by the staff in its comment letter. In addition, registrant has included with the Form 8-K/A an updated confirmation letter from its former accounting firm stating that the firm has no disagreements with the disclosure in the Form 8-K/A.

Registrant acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Heller Ehrman LLP 701 Fifth Avenue, Suite 6100 Seattle, WA 98104-7098   www.hellerehrman.com

Beijing Hong Kong London Los Angeles Madison, WI New York San Diego San Francisco Seattle/Anchorage Silicon Valley Singapore Washington, D.C.

                We trust that the foregoing is responsive to your comments. If you have additional questions or comments concerning the information, please contact the undersigned at (206) 389-4264.

Very truly yours,

/s/ David R. Wilson

David R. Wilson

cc: David Douglass

SE-2226210